Via Facsimile and U.S. Mail
Mail Stop 6010

December 9, 2008

G. Janelle Frost
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder, LA 70634

> **Re:** **AMERISAFE, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **File No. 001-12251**

Dear Ms. Frost

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loss and Loss Adjustment Expenses Incurred, page 12

1.   You recorded $6.6 million of favorable prior accident year development in the third quarter of 2008 and $11.1 million of favorable prior year development in the nine months ended September 30, 2008 compared to no change in loss and LAE for prior accident years in the quarter and nine months ended September 30, 2007. Revise the document to explain the reasons for the changes in estimate in 2008

and no changes in estimate during the first nine months of 2007. We reiterate portions of a comment contained in a letter to you dated June 22, 2007:

> We believe in order to meet the principal objectives of MD&A the disclosure should enable the investor to understand 1) management's method for establishing the estimate; and 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period.
>
> a. Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
> b. Explicitly identify and discuss key assumptions as of September 30, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Net Realized Gains (Losses) on Investments, page 12

2.   You recognized $2.5 million in other-than-temporary impairments of certain equities and asset-backed securities in the quarter ended September 30, 2008 but you do not explain how the amount of impairment was determined. Revise the document to:
   a. Explain how the impairment was measured and the related circumstances giving rise to the loss.
   b. Describe whether, and how, those circumstances impact other material investments held.
   c. Identify the amount of unrecognized impairment loss at September 30, 2008 by investment category and describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary.

*   *   *

As appropriate, please amend your Form 10-Q for the quarter ended September 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

G. Janelle Frost
AMERISAFE, Inc.
December 9, 2008
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa
Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions
regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant